Exhibit (a)(1)(C)
On July 20, 2009, President and CEO Jerry Fishman announced to all employees the shareholders approval of the proposal for a Stock Option Exchange Program. The program began on August 28, 2009 (Friday) and will close on September 25, 2009 (Friday) at 12:00 midnight New York City time.
Eligible employee were sent an email beginning at around 8:00 PM on Friday, August 28, 2009 from Bill Matson providing you with instructions on how to access the Stock Option Exchange website which is hosted by BNY Mellon Investor Services specifically for Analog employees. You should also receive by September 2, 2009 (Wednesday) a packet containing reference materials to help you determine whether participation in this Stock Option Exchange Program is right for you. Please do not share the email or the cover letter in the packet as they contain a PIN code uniquely assigned to you.
Employees who have decided to participate in the Stock Option Exchange Program will have to submit their completed election forms online through the Stock Option Exchange website. Kiosks will be made available at the ADGT MPD area and at the ADPI HR Training Room starting September 1, 2009 (Tuesday) for use by employees without a company-assigned personal computer.
We encourage you to read thoroughly the documents that you will receive. Should you have any question, please feel free to contact local HR. You may also directly contact the BNYMellon Shareowner Services Customer Service Center, available Monday through Friday from 8:00 a.m. to 2:00 a.m. New York City time:
•	6585-4140 Direct Dial (toll-free) from all ADI Locations
•	+781-461-4140 If calling from outside an ADI facility (Note: This a not a toll-free number)
Let me reiterate that participation in the Stock Option Exchange Program is a purely personal and voluntary decision that the employee will have to make.